
13002826

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

[✓] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from _______ to_________

COMMISSION FILE NUMBER ~~8-28475~~ 333-162799

A. Full title of the plan: UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS AG
Bahnhofstrasse 45
CH-8098, Zurich, Switzerland
and
Aeschenvorstadt 1
CH-4051 Basel, Switzerland

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2012 and 2011
With Report of Independent Registered Public Accounting Firm

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.



Mitchell & Titus, LLP
One Battery Park Plaza
New York, NY 10004

Tel: +1 212 709 4500
Fax +1 212 709 4680
www.mitchelltitus.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

We have audited the accompanying statements of net assets available for benefits of UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

June 26, 2013

UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2012 and 2011

	2012	2011
ASSETS		
Investment in UBS Financial Services Inc.		
Master Investment Trust, at fair value	$ 42,328,057	$ 32,616,581
Loans receivable from participants	1,128,557	1,258,385
Contributions receivable		
Participant	-	22,116
Company, net of forfeitures	1,701,633	2,013,578
Total assets	45,158,247	35,910,660
LIABILITIES		
Accrued expenses	10,251	12,133
Total liabilities	10,251	12,133
Net assets reflecting investments, at fair value	45,147,996	35,898,527
Net assets available for benefits	$ 45,147,996	$ 35,898,527

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2012 and 2011

	2012	2011
ADDITIONS TO NET ASSETS		
Investment income from UBS Financial Services Inc. Master Investment Trust		
Interest income	$ 100,685	$ 90,695
Capital gain distributions and other dividends	350,990	228,405
Total investment income	451,675	319,100
Net appreciation (depreciation) in the fair value of investment in UBS Financial Services Inc. Master Investment Trust	5,041,280	(3,271,550)
Contributions		
Participants	2,007,954	1,754,648
Rollovers	948,973	258,592
Company, net of forfeitures	1,701,633	2,013,578
Total contributions	4,658,560	4,026,818
	10,151,515	1,074,368
DEDUCTIONS FROM NET ASSETS		
Distributions to participants	684,350	1,074,948
Rollovers	152,502	34,822
Administrative expenses	65,196	64,946
Total deductions from net assets	902,048	1,174,716
Net increase (decrease) in net assets available for benefits	9,249,467	(100,348)
Net assets available for benefits		
Beginning of year	35,898,529	35,998,875
End of year	$ 45,147,996	$ 35,898,527

The accompanying notes are an integral part of these financial statements.

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Prospectus/Summary Plan Description for a more complete description of the Plan's provisions and detailed definitions of several terms of the Plan.

General

The Plan, a defined contribution plan, covers employees of UBS Financial Services Incorporated of Puerto Rico (the Company) and any of its subsidiaries or affiliates, which have adopted the Plan, and are residents of and work in Puerto Rico. The Company is a wholly owned subsidiary of UBS Financial Services Inc. (UBS Financial Services), which is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas), which, in turn, is a wholly owned subsidiary of UBS AG (UBS). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan became effective January 1, 2000 and has been periodically amended. Although the Plan is expected to continue indefinitely, the Company's Board of Directors can amend, suspend, or terminate the Plan at any time, provided that such action does not reduce the accrued benefits of any participant.

An employee is eligible to participate in the Plan on the first day of service performed for the Company. At December 31, 2012 and 2011, there were 424 and 429 Plan participants, respectively.

The Plan is established under the laws of Puerto Rico and is subject to Puerto Rico's contribution limits. All other features of the Plan are similar to those of the UBS Financial Services Inc. 401(k) Plus Plan (UBS 401(k)).

The Plan's assets are invested in a master trust, which also invests in mutual/collective funds, guaranteed investment contracts (GICs), the UBS Company Stock Fund (the UBS Stock Fund), short-term investments, corporate debt securities, government securities, venture capital and partnerships and other fixed income securities.

Certain accounting and other administrative services are provided by the Company and its affiliates at no charge to the Plan.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Master Trust

The UBS Financial Services Inc. Master Investment Trust (the Master Trust) was established on January 1, 2000 for the Plan and UBS 401(k). Effective April 1, 2003, the Master Trust merged with the UBS Financial Services Inc. Pension Plan Trust (the Pension Plan) to create one trust consisting of the Plan, UBS 401(k), and the Pension Plan. The investments of all three plans are held in the Master Trust, which is administered by The Northern Trust Company (the Trustee). Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although the assets of all three plans are commingled in the Master Trust, the Trustee maintains separate supporting records to track the individual activity of the Plan/UBS 401(k) (combined) and the Pension Plan.

Participant Contributions

A participant's contributions can consist of "pre-tax contributions," which reduce the participant's taxable compensation and "after-tax contributions," which do not reduce a participant's taxable compensation, and "rollovers," which are transfers from other Puerto Rico tax-qualified retirement plans.

For each Plan year, a participant is eligible to make pre-tax contributions through payroll deductions, up to 85% of his/her eligible compensation. The dollar amount of a participant's contributions cannot exceed certain Plan and Puerto Rico Internal Revenue Code (the Code) limits. Eligible compensation is defined as 499-R-2/W-2 Puerto Rico earnings (subject to certain adjustments), not to exceed $250,000 for 2012 and $245,000 for 2011, as adjusted pursuant to the U.S. Code. Pre-tax contributions are limited by the Code to $13,000 for 2012 and $10,000 for 2011. As a result of Law 92 that became effective May 16, 2006, participants who attained age 50 on or before December 31, 2012 were limited to pre-tax contributions of $14,500 for 2012 and $11,000 for 2011. These limits will be subject to change in future years to be consistent with Puerto Rico Code limits.

Participants are also permitted to make after-tax contributions of up to 10% of their eligible compensation provided that the maximum combined rate of a participant's pre- and after-tax contributions does not exceed 85% for 2012 and 2011. After-tax contributions may be considered in determining the Company's matching contribution.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Participant Contributions *(continued)*

Additionally, participants may make rollover contributions to the Plan, which are transfers from another Puerto Rico tax-qualified retirement plan. The amount rolled over will be credited to a participant's account and will be treated similar to appreciation on pre-tax contributions for Plan accounting and Puerto Rico income tax purposes.

Company Contributions

Each year, the Company uses pre- and after-tax contributions in determining the amount of the Company's matching contribution for each participant. Effective January 1, 2012, the Company's match is calculated by multiplying each participant's pre- and after-tax contributions (up to 4% of eligible compensation) by 75% and is limited to $3,000. Company match contributions and earnings are invested according to the participant's investment elections in effect for Company contributions, which can be different or similar to their pre- and after-tax contribution elections. Employees earning over $249,999 will not receive a company match.

The Company also provides a retirement contribution (basic profit-sharing contribution) equal to a percentage of the participant's eligible compensation based on the participant's years of service with the Company as of the beginning of the Plan year. The retirement contribution is invested according to the participant's investment election in effect for Company contributions, which can be different or similar to their pre- and after-tax contributions.

The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The amount of the contribution is based on a participant's age at the beginning of the Plan year. QDP contributions and earnings are invested according to the participant's investment elections in effect for Company contributions, which can be different or similar to their pre- and after-tax contribution elections.

If a participant has not selected his or her investment elections, the Company contributions are invested in the target year Lifecycle funds, the default investment option.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Limitation on Contributions for Highly Compensated Employees (HCEs)

The Code limits the amount of pre-tax contributions that can be made to the Plan for HCEs. As a result of those limitations, the ability of an HCE to make pre-tax contributions may be restricted. To meet those limitations, the Plan may be required to refund pre-tax contributions that had been made previously by the HCEs.

Investment Options

The investment structure of the Plan was changed, effective February 1, 2010, and investments are organized in a three-tier structure. Participants can invest their account balances and future contributions in 13 investment options, as well as approximately 9,000 investment options offered through a Self-Directed Window. The tier investment options are described as:

1. Tier I is comprised of six target-year Lifecycle Funds. This tier is intended for participants who want minimal involvement in setting and monitoring their asset allocation. Participants choose the year in which they expect to utilize their retirement assets and then invests in the fund that most closely matches his/her retirement time horizon. The fund manager chooses the asset allocation strategy and adjusts the investment mix over time. The Plan's Investment Committee monitors the Lifecycle Funds' performances.

2. Tier II is comprised of six Core Funds plus the UBS Stock Fund. The Core Funds cover a broad range of asset classes, with some of the funds covering a blend of investment styles (e.g., value, growth, etc.). This tier is intended for participants who are interested in making their own asset allocation decisions. The participant sets his/her asset allocation strategy and uses Core Funds to build his/her portfolio and is also responsible for adjusting his/her asset allocation strategy and investment mix as needed over time. The Plan's Investment Committee monitors the Core Funds' performances.

3. Tier III is a Self-Directed Window offered through Hewitt Financial Services, which is comprised of approximately 9,000 mutual funds offered in more than 250 mutual fund families, including UBS Global Asset Management (U.S.) Inc. (UBS GAM). Tier III is designed for participants with a strong knowledge of the marketplace; want greater flexibility to create a more customized portfolio; and have the ability, time, and desire to research and evaluate different investment options. The Plan's Investment Committee does not review the mutual fund families or the performance of any of the mutual funds available through the Self-Directed Window.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). The two accounts are managed by the employee as a single account. Only one asset allocation can be selected for both accounts. The participant's Employee Account reflects all of the participant's contributions in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.

The participant's Company Account reflects his/her share of the Company's contributions from the Company match, the Company retirement contribution, and the QDP for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

Participants can make separate investment elections for their future pre- and after-tax contributions (directed to the Employee Account) and their employer contributions (directed to the Company Account).

Vesting

Participants are immediately vested in their Employee Account. A participant is fully vested in the Company match, retirement and QDP contributions and earnings thereon after either attaining three years of service, reaching age 65, becoming totally and permanently disabled, or upon death.

Forfeited balances of terminated participants' unvested Company Accounts are used to reduce the Company's contributions to the Plan. Unallocated forfeited balances as of December 31, 2012 and 2011 were $8,026 and $15,867, respectively, and were used to reduce Company contributions made in the following Plan year.

Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the provisions of the Plan. Withdrawals of pre-tax contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of his/her account in a lump-sum amount or in installments over a period of up to 10 years. Distributions consist of common stock or cash from the UBS Stock Fund and cash from all other funds.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Participant Loans

Participants may obtain loans from the Plan. The minimum amount that may be borrowed is $1,000 and the maximum amount is limited to the lesser of 50% of the value of participant's vested account balance, or $50,000, reduced by the participant's highest outstanding loan balance over the previous 12 months. The interest rates ranged from 5.25% to 10.25% for the years ended December 31, 2012 and 2011. The repayment period for the loan depends on the type of loan granted. Non-hardship and hardship short-term loans may be repaid over one to five years, while the repayment period for primary residence loans is 10 to 20 years.

Loans are payable in equal installments, representing a combination of interest and principal by withholding from the participant's paychecks. The outstanding principal amount of any loan can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's right to receive additional loans under the Plan.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity of the Company, each participant affected shall become fully vested in their Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the U.S.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (FASB) issued Auditing Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2011-04 amended Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

Payments of Benefits

Benefits to participants are recorded when paid.

Loans Receivable from Participants

Loans receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on loans receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

The Plan's administrative expenses are paid by the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping, trustee, legal, audit, and investment consulting. Expenses relating to the Plan's investments (investment management fees and commissions) are charged to the specific investment fund to which the expense relates.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Investment Valuation and Income Recognition

The Plan records its investment in the Master Trust at fair value, which represents the Plan's interest in the net assets of the Master Trust.

Investments held by the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan's gains and losses on investments bought, sold, and held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

NOTE 3 COMPANY CONTRIBUTIONS

The Company's contributions to the Plan were as follows:

	Year Ended December 31,	
	2012	**2011**
Company match	$ 425,686	$ 675,474
Company retirement contribution	998,973	1,081,471
QDP	285,000	272,500
Forfeitures	(8,026)	(15,867)
Net company contributions	$ 1,701,633	$ 2,013,578

Forfeitures consist of units of the investment options forfeited in accordance with the Plan's vesting provisions. Forfeited units are converted to cash at applicable daily closing prices. The Company's net contribution for each Plan year is made by the following September.

NOTE 4 MASTER TRUST

The Master Trust holds the investments of the Plan, UBS 401(k), and the Pension Plan. Each participating retirement plan has a divided interest in the Master Trust. As such, investment and related income and expenses are allocated to the Plan based upon its individual interests in the investments of the Master Trust. The Plan and UBS 401(k)'s participating interest in the investment funds of the Master Trust are based on account balances of the participants and their elected investment funds. The Master Trust's assets are allocated by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Trustee accounts for the Pension Plan's investment income and expenses in a separate account from the Plan and UBS 401(k) (combined). (See Note 5 for a schedule of investments.)

The following tables represent investment income earned by the Master Trust for the years ended December 31:

	2012
Plan and UBS 401(k)	
Net realized and unrealized appreciation of investments	
Mutual/collective funds	$ 171,633,232
UBS Stock Fund	56,237,866
	227,871,098
Interest, capital gain distributions and dividend income	34,600,521
Total Plan and UBS 401(k) investment income	262,471,619
Pension Plan	
Net realized and unrealized appreciation (depreciation) of investments	
Mutual/collective funds	60,142,060
Short-term investments	(184,791)
Corporate debt securities	22,104,368
Government securities	1,284,785
Venture capital and partnerships	47,085
	83,393,507
Interest and dividend income	21,231,702
Total Pension Plan investment income	104,625,209
Master Trust investment income	$ 367,096,828

NOTE 4 MASTER TRUST *(continued)*

	2011
Plan and UBS 401(k)	
Net realized and unrealized appreciation(depreciation) of investments	
Mutual/collective funds	$ (62,674,201)
UBS Stock Fund	(66,411,603)
	(129,085,804)
Interest, capital gain distributions and dividend income	31,718,269
Total Plan and UBS 401(k) investment income	(97,367,535)
Pension Plan	
Net realized and unrealized appreciation (depreciation) of investments	
Mutual/collective funds	(8,173,641)
Short-term investments	(50,592)
Corporate debt securities	21,326,643
Government securities	7,551,770
Venture capital and partnerships	629,184
Asset-backed securities	1,460
	21,284,824
Interest and dividend income	22,404,731
Total Pension Plan investment income	43,689,555
Master Trust investment income	$ (53,677,980)

NOTE 5 FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The fair value hierarchy level within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 5 FAIR VALUE MEASUREMENT *(continued)*

Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3: Unobservable inputs for the financial instrument.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual/collective funds, short-term investments: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market based data.

Guaranteed investment contracts (GICs): The fair value of synthetic guaranteed investment contracts equals the fair value of the underlying assets plus the fair value of the wrapper contract. The fair value of the underlying assets primarily consisting of commingled investment funds that are valued based on the NAV of shares held. The value of the wrapper contract is calculated by adjusting the current wrap contract fee less contract fee submitted with market re-bid multiplied by the contract book value, discounted using duration equivalent swap rate. The Plan held no investment in the GICs as of December 31, 2012 and 2011.

UBS Stock Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

NOTE 5 FAIR VALUE MEASUREMENT (*continued*)

Government securities and corporate debt securities: These investments are valued daily using institutional bid evaluations. Bid evaluations are an estimated price at which a dealer would pay for a security. Corroborated, indicative market observable data such as reported sales of similar securities, broker and dealer quotes, market information, including live trading levels are used when available to estimate the institutional bid evaluation. Government securities use the consensus and matrix pricing method. The inputs (quotes, spread, and data points for yield curves) to these methods can be considered to be observable market-based data. Corporate debt securities use the discounted cash flows method. The inputs (issue's margin, the forward curve from the appropriate benchmark, and data points for yield scale) to these methods can be considered to be observable market-based data.

Venture capital and partnerships: These investments are valued at fair value using methods determined in good faith by General Partners of the funds. The valuation of non-public investments requires significant judgment by the General Partners. Various factors are reviewed and monitored to determine the fair value of investments, including current operating performance and future expectations of the particular investment, discounted cash flow analysis, valuations of comparable public companies, comparable acquisition values, and changes in market outlook and the third-party finance environment over time. When observable prices are not available for these securities, the General Partners use one or more valuation techniques (e.g., the market approach and/or income approach) for which sufficient and reliable data is available. Within Level 3, the use of market approach frequently consists of using comparable market transaction or other data, while the use of income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market, and other risk factors. These investments are held by the Pension Plan.

The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between levels in 2012 and 2011.

NOTE 5 FAIR VALUE MEASUREMENT *(continued)*

At December 31, 2012, the investments held by the Master Trust within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Plan and UBS 401(k)				
Mutual/collective funds				
U.S.	$ 1,177,828,061	$ 533,972,555	$ -	$ 1,711,800,616
International regions	-	5,851,823	-	5,851,823
Total mutual/collective funds	1,177,828,061	539,824,378	-	1,717,652,439
GICs	-	151,965,765	-	151,965,765
UBS Stock Fund	212,771,321	-	-	212,771,321
Short-term investments	130,612,095	7,605,315	-	138,217,410
Total Plan and UBS 401(k) investments, at fair value	$ 1,521,211,477	$ 699,395,458	$ -	$ 2,220,606,935
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				4,373,684
Investment income receivable				196,334
Total Plan and UBS 401(k) net assets				$ 2,225,176,953

The Plan and UBS 401(k) percentage interests in the above asset categories are 1.9% and 98.1%, respectively. Each Plan's percentage interest in the underlying assets may vary since investments are participant directed.

NOTE 5 FAIR VALUE MEASUREMENT *(continued)*

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pension Plan				
Mutual/collective funds				
U.S.	$ -	$ 471,531,394	$ -	$ 471,531,394
Total mutual/collective funds	-	471,531,394	-	471,531,394
Short-term investments	-	11,930,185	-	11,930,185
Corporate debt securities				
U.S.	-	230,796,390	-	230,796,390
Europe	-	21,785,625	-	21,785,625
International regions	-	19,681,170	-	19,681,170
Total corporate debt securities	-	272,263,185	-	272,263,185
Government securities				
U.S.	-	32,331,875	-	32,331,875
International regions	-	2,599,059	-	2,599,059
Total government securities	-	34,930,934	-	34,930,934
Venture capital and partnerships	-	-	916,900	916,900
Total Pension Plan investments, at fair value	$ -	$ 790,655,698	$ 916,900	$ 791,572,598
Payable for securities purchased				(2,016,131)
Receivable for securities sold				2,726,802
Investment income receivable				3,993,454
Total Pension Plan net assets				$ 796,276,723
Master Trust				
Total Master Trust investments, at fair value	$ 1,521,211,477	$ 1,490,051,156	$ 916,900	$ 3,012,179,533
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				4,373,684
Receivable for securities sold and purchased (net) and investment income				4,900,459
Master Trust net assets				$ 3,021,453,676

NOTE 5 FAIR VALUE MEASUREMENT *(continued)*

At December 31, 2011, the investments held by the Master Trust within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Plan and UBS 401(k)				
Mutual/collective funds				
U.S.	$ 993,655,353	$ 460,021,452	$ -	$ 1,453,676,805
International regions	-	3,514,495	-	3,514,495
Total mutual/collective funds	993,655,353	463,535,947	-	1,457,191,300
GICs		162,052,278		162,052,278
UBS Stock Fund	166,972,619	-	-	166,972,619
Short-term investments	120,605,291	8,023,462	-	128,628,753
Total Plan and UBS 401(k) investments, at fair value	$ 1,281,233,263	$ 633,611,687	$ -	$ 1,914,844,950
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				6,012,369
Investment income receivable				265,460
Total Plan and UBS 401(k) net assets				$ 1,921,122,779

The Plan and UBS 401(k) percentage interests in the above asset categories are 1.69% and 98.31%, respectively. Each Plan's percentage interest in the underlying assets may vary since investments are participant directed.

NOTE 5 FAIR VALUE MEASUREMENT *(continued)*

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pension Plan				
Mutual/collective funds				
U.S.	$ -	$ 434,574,344	$ -	$ 434,574,344
Total mutual/collective funds	-	434,574,344	-	434,574,344
Short-term investments	-	14,595,535	-	14,595,535
Corporate debt securities				
U.S.	-	217,565,538	-	217,565,538
Europe	-	17,479,438	-	17,479,438
International regions	-	16,042,826	-	16,042,826
Total corporate debt securities		251,087,802	-	251,087,802
Government securities				
U.S.	-	30,017,649	-	30,017,649
International regions	-	3,904,976	-	3,904,976
Total government securities	-	33,922,625	-	33,922,625
Venture capital and partnerships	-	-	1,501,855	1,501,855
Total Pension Plan investments, at fair value	$ -	$ 734,180,306	$ 1,501,855	$ 735,682,161
Payable for securities purchased				(5,967,308)
Receivable for securities sold				5,940,672
Investment income receivable				3,954,579
Total Pension Plan net assets				$ 739,610,104
Master Trust				
Total Master Trust investments, at fair value	$ 1,281,233,263	$ 1,367,791,993	$ 1,501,855	$ 2,650,527,111
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				6,012,369
Receivable for securities sold and purchased (net) and investment income				4,193,403
Master Trust net assets				$ 2,660,732,883

NOTE 5 FAIR VALUE MEASUREMENT *(continued)*

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining fair value measurements:

	Venture Capital and Partnerships
Beginning balance, as of January 1, 2011	$ 3,154,541
Unrealized depreciation	(1,652,686)
Ending balance, as of December 31, 2011	1,501,855
Realized gains	47,085
Settlements	(632,040)
Ending balance, as of December 31, 2012	$ 916,900

The unrealized depreciation and realized gains are included in the net appreciation (depreciation) n the fair value of investments in UBS Financial Services, Inc. Master Investment Trust reported within the Statements of Changes in Net Assets Available for Benefits for the Pension Plan.

NOTE 6 RISKS AND UNCERTAINTIES

The Plan invests in various investment instruments that are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 7 RELATED-PARTY TRANSACTIONS

The Plan invests in the common stock of the Company. In addition, certain Plan investments are shares/units of mutual funds and short-term investments managed by the Trustee. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received a common stock dividend of $62,626 from the Company as of the record date of May 9, 2012. During 2011, the Plan did not receive any common stock dividends from the Company.

NOTE 7 RELATED-PARTY TRANSACTIONS *(continued)*

The UBS mutual funds' investment advisor, administrator, and distributor is UBS GAM, a direct, wholly owned subsidiary of UBS Americas. UBS GAM earns management fees from the UBS GAM Funds offered in the Self-Directed Window and the UBS Select Money Market Fund, which is offered in one of the Core Funds. These fees were paid by the participants.

NOTE 8 PUERTO RICO INCOME TAXES

The Plan has received a favorable determination letter from the Commonwealth of Puerto Rico Department of Treasury (the Treasury) dated August 24, 2001, stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the Puerto Rico Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Treasury, the Plan was amended and restated. The due date for executing the required qualification of amendments and the filing of the PR plans for a determination letter was extended to April 15, 2014. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the Master Trust is tax exempt. The Plan has not been qualified nor is intended to be qualified under sections 401(a) or 401(k) of the U.S. Internal Revenue Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2009.

NOTE 9 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the years ended:

	December 31,	
	2012	**2011**
Total additions per the financial statements	$ 10,151,515	$ 1,074,368
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	156,525
Less: Administrative expense	(65,196)	(64,946)
Total income per the Form 5500	$ 10,086,319	$ 1,165,947

NOTE 10 SUBSEQUENT EVENTS

Company Match and Retirement Contribution - Eligible Participants

Effective January 1, 2013, certain participants who have been terminated on or after October 1 of the plan year, will still be eligible to receive the annual Company Match and Retirement Contribution.

Annual Plan Limits for Company Match and Retirement Contribution

Effective January 1, 2013, employees participating in the UBS Savings Plan, the Plan and or the PRSP in a single calendar year because of a transfer or rehire may not receive:

a) A retirement contribution from the second UBS plan if their combined UBS compensation earned while covered by the first UBS plan meets or exceeds the Code's annual compensation limit ($255,000 for 2013). They will receive a retirement contribution from each plan according to the applicable plan provisions based on eligible compensation earned while a participant of each plan (up until the combined UBS compensation for the year equals the applicable IRS limit on eligible annual compensation ($155,000).

b) Combined 401(k) company matching contributions across plans that exceed the annual maximum of $3,000.

NOTE 10 SUBSEQUENT EVENTS *(continued)*

Company Match

Effective January 1, 2013, the match recipient eligibility was changed. All participants are eligible to receive the Company match for the 2013 plan year.

Qualified Deferral Program (QDP)

Effective January 1, 2013, the QDP will no longer be offered to newly eligible participants. Participants who are eligible to contribute to the QDP in 2013 (based on 2012 plan year eligibility) will be grandfathered in the QDP and will continue to participate in the QDP as long as they continue to meet the eligibility requirements.

Plan Administrative Fees

Effective January 1, 2013, the Company will pay the administrative fees currently paid by active employees. Plan participants who are no longer employed by the Company will continue to be charged administrative fees as outlined in the Plan provisions.

SUPPLEMENTAL SCHEDULE

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN

EIN: 13-3074649

Plan #: 003

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant loans*	0-20 years maturity with interest rates ranging from 5.25%-10.25%**	$ 1,128,557

*Party-in-interest.

**0 years maturity – The loan will be paid off in less than 12 months.

Cost information is not required because investments are participant-directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services, Inc.



Louis DiMaria
Plan Administrator

Date: June 26, 2013

MITCHELL & TITUS

Mitchell & Titus, LLP
One Battery Park Plaza
New York, NY 10004

Tel: +1 212 709 4500
Fax: +1 212 709 4680
www.mitchelltitus.com

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-162799) pertaining to the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan of UBS Financial Services, Inc. of Puerto Rico of our report dated June 26, 2013, with respect to the financial statements and supplemental schedule of the UBS Financial Services, Inc. of Puerto Rico Savings Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2012.

Mitchell & Titus, LLP

June 26, 2013
New York, New York

Mitchell & Titus, LLP

www.mitchelltitus.com

Stock No. S144MT

